EXHIBIT 1.2

AMENDMENT NO. 1 TO THE UNDERWRITING AGREEMENT

This Amendment, dated October 26, 2009 (the "Amendment"), to the Underwriting Agreement, dated as of November 29, 2007 (the "Underwriting Agreement"), by and between Camden Learning Corporation, a Delaware corporation (the "Company"), and Morgan Joseph & Co. Inc. Capitalized terms used, but not defined, herein shall have the meanings given to such terms in the Underwriting Agreement.

WHEREAS, the Company consummated its initial public offering in November 2007, pursuant to which the Company issued, after giving effect to the exercise of a portion of the overallotment option, 6,626,300 units (each a "Unit") consisting of one share of common stock, par value $0.0001 per share, of the Company (the "Common Stock") and one warrant to purchase one share of Common Stock at an exercise price of $5.50 per share (the "Public Warrants"); and

WHEREAS, in conjunction with its initial public offering, the Company issued to the Representative the right, but not the obligation, for a purchase price of $100.00, to purchase an aggregate of 625,000 units (the "Representative Units") identical to the Units in all respects except the exercise price of the warrants underlying the Representative Units was $6.71 per share of Common Stock and that such Representative Units carried a purchase price of $9.60 and could be exercised on a cashless basis; and

WHEREAS, each of the Representative's and the Company's duties and obligations are governed by the Underwriting Agreement; and

WHEREAS, the Company has entered into that certain Agreement and Plan of Reorganization dated August 7, 2009, as amended in its entirety by the Amended and Restated Agreement and Plan of Reorganization dated August 11, 2009, and as further modified by Amendment No. 1 thereto dated October 26, 2009 (as amended, the "Merger Agreement"), by and among the Company, Dlorah Subsidiary, Inc. ("Merger Sub"), wholly-owned subsidiary of the Company and Dlorah, Inc., a South Dakota corporation which owns and operates National American University (Dlorah, Inc., together with its divisions and subsidiaries, is referred to herein as "Dlorah"), pursuant to which Merger Sub will merge with and into Dlorah with Dlorah surviving as a wholly-owned subsidiary of the Company (the "Merger"). As a result of the Merger, the stockholders of Dlorah will contribute all of the outstanding capital stock of Dlorah to the Company in exchange for shares of a newly created class of common stock, common stock purchase warrants and restricted shares of the Company's currently authorized common stock (the "Transaction").

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Underwriting Agreement as set forth herein:

1. Underwriting Agreement.

1.1 Deferred Compensation. Section 1.1.3 shall be amended and restated in its entirety as follows:

"On the Closing Date and, if applicable, on the Option Closing Date (as defined in Section 1.2.2), Morgan Joseph & Co. agrees to deposit into the Trust Account a portion of the Underwriters' discount equal to $0.24 per Unit in the Offering and, if applicable, a portion of the discount equal to $0.24 per Option Unit (as defined in Section 1.2.1) (the "Deferred Fees"). Upon the consummation of a Business Combination, Morgan Joseph & Co. shall be entitled to receive a portion of the Deferred Fees equal to $1,750,000 and shall forfeit any rights or claims to the balance of the Deferred Fees and interest accrued thereon. In the event the Company is unable to consummate the Transaction or any other Business Combination and CST, the trustee of the Trust Account, commences liquidation of the Trust Account, Morgan Joseph & Co. hereby agrees to the following: (i) to forfeit any rights or claims to the Deferred Fees and any interest accrued thereon; and (ii) that the Deferred Fees shall be distributed on a pro-rata basis among the holders of the shares of Common Stock included in the Units sold in the Offering along with any interest accrued thereon, net of taxes.

1.2 References to Certain Terms. References to the following terms shall be revised as follows:

All references to "Securities" shall be amended to solely reference the Public Securities; and

All references to both "Representative's Purchase Option" and "Representative's Warrants" are hereby deleted.

1.3 Securities Escrow Agreement. Section 2.22.2 is hereby amended and restated in its entirety as follows:

"The Company has caused the Existing Stockholders to enter into an escrow agreement ("Securities Escrow Agreement") with CST ("Escrow Agent"), substantially in the form annexed as Exhibit 10.3 to the Registration Statement, whereby (i) the Common Stock owned by the Existing Stockholders (the "Existing Stockholders Shares") will be held in escrow by the Escrow Agent, until one year from the date of consummation of a Business Combination and (ii) the Placement Warrants will be held in escrow by the Escrow Agent until such time that the Company consummates a Business Combination; provided, however, (i) that if the Escrow Agent is notified by the Company that the Company is being liquidated at any time during the applicable Escrow Period (as that term is defined in the Securities Escrow Agreement), then immediately prior to the effectiveness of such liquidation, the Escrow Agent shall promptly destroy the certificates representing the Existing Stockholders Shares and the Placement Warrants and (ii) the Existing Stockholders may transfer up to 600,000 of the Existing Stockholder Shares to certain institutional investors approved by the Representative (the "Transferred Stock"), and in connection therewith, reduce or eliminate the lock-up period with respect to the Transferred Stock. Subject to the exception with respect to the Transferred Stock set forth above, during the escrow period, the Existing Stockholders shall be prohibited from selling or otherwise transferring such shares (except to spouses and children of Existing Stockholders and trusts established for their benefit and as otherwise set forth in the Securities Escrow Agreement) and, to the extent such Existing Stockholder Securities are not transferred as Transferred Stock, will retain the right to vote such shares during the Escrow Period. To the Company's knowledge, the Securities Escrow Agreement is enforceable against each of the Existing Stockholders and will not, with or without the giving of notice or the lapse of time or both, result in a breach of, or conflict with any of the terms and provisions of, or constitute a default under, any agreement or instrument to which any of the Existing Stockholders is a party. The Securities Escrow Agreement shall not be amended, modified or otherwise changed without the prior written consent of the Representative."

2. Miscellaneous.

2.1 Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.2 Continuing Effect. Except as amended by this Amendment, the Underwriting Agreement remains in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed this Amendment to the Underwriting Agreement as of the date first set forth above.

CAMDEN LEARNING CORPORATION

By:
Name: David Warnock
Title: President and Chief Executive Officer

MORGAN JOSEPH & CO. INC.

By:
Name: Tina Pappas
Title: Managing Director